SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2006

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        |X| Form 20-F              |_| Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        |_|      Yes               |X|      No

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated February 13, 2006.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.

                                  (Registrant)

                                  By:  /s/  Ilan Pacholder
                                       --------------------------------------
                                  Name:  Ilan Pacholder
                                  Title: Corporate Secretary

Dated:  February 13, 2006

                                  EXHIBIT INDEX

    EXHIBIT NO.    DESCRIPTION
    -----------    -----------

        1.         Press release dated February 13, 2006.

                                    EXHIBIT 1

                                                    [LOGO OF ELBIT SYSTEMS LTD.]

           ELBIT SYSTEMS REPORTS THE IMPACT OF CERTAIN DEVELOPMENTS ON
                   ITS FOURTH QUARTER 2005 FINANCIAL RESULTS

Haifa, Israel, February 13, 2006 - Elbit Systems Ltd. ("Elbit Systems") (NASDAQ:ESLT), announced today that it expects to record in the fourth quarter of 2005 an estimated $20 million to $25 million in costs, which relate to (i) its acquisition of a 70% interest in Elisra Electronic Systems Ltd. ("Elisra"),
(ii) the purchase of an additional 13% interest in Tadiran Communications Ltd. ("Tadiran"), (iii) the impact of certain developments that occurred in Tadiran during the fourth quarter of 2005 and (iv) value impairment in connection with companies in which Elbit Systems holds a minority interest.

This announcement is further to previous Elbit Systems' announcements regarding the potential effect of the Elisra and Tadiran share purchases (the "Share Purchases"), and further to its announcement dated January 4, 2006 regarding the potential impact of certain developments at Tadiran on Tadiran's fourth quarter 2005 financial results.

Approximately one-half of the above-mentioned costs relate to one-time expenses such as in-process R&D, restructuring and write-offs of inventories and other assets as a result of the Share Purchases. The balance of the costs relate to Elbit Systems' share in Tadiran's loss due to the strike at Tadiran during the fourth quarter of 2005 as well as costs attributable to value impairment expected to be recorded in connection with companies in which Elbit Systems holds a minority interest.

Elbit Systems is in the process of finalizing its review of the above costs, the details of which and their overall impact on the financial results for the fourth quarter will be reflected in its 2005 year end and fourth quarter reports, which are planned to be released in March 2006.

ABOUT ELBIT SYSTEMS
-------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

COMPANY CONTACT                                         IR CONTACTS

Ilan  Pacholder,  Corporate  Secretary  and  VP         EhudHelft/Kenny Green
   Finance & Capital Markets
  ELBIT SYSTEMS LTD.                                    GK INTERNATIONAL
Tel:  972-4  831-6632                                   Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                   Fax: 972-3-607-4711
pacholder@elbit.co.il                                   ehud@gk-biz.com
                                                        kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.